UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G



Under the Securities Exchange Act of 1934 (Amendment No.	)*

LARGO INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0001400438
(CUSIP Number)

Marc Harper
West Family Investments, Inc.
5800 Armada Drive, Suite 100,
Carlsbad, California 92008
760-602-5788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS:  West Family Investments, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 45-1291185

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP (see instructions):  (a)	____ (b) ____

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER: 0

6.	SHARED VOTING POWER: 5,572,63

7.	SOLE DISPOSITIVE POWER: 0

8.	SHARED DISPOSITIVE POWER: 5,572,637

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,572,637

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
	instructions): Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.6%*

12.	TYPE OF REPORTING PERSON (see instructions): CO

*See Disclosure in Item 4 of this Schedule 13G.


1.	NAMES OF REPORTING PERSONS:  Gary West
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP (see instructions):  (a)	____ (b) ____

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER: 0

6.	SHARED VOTING POWER: 5,572,63

7.	SOLE DISPOSITIVE POWER: 0

8.	SHARED DISPOSITIVE POWER: 5,572,637

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,572,637

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
	instructions): Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.6%*

12.	TYPE OF REPORTING PERSON (see instructions): IN

*See Disclosure in Item 4 of this Schedule 13G.


1.	NAMES OF REPORTING PERSONS:  Mary West
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP (see instructions):  (a)	____ (b) ____

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER: 0

6.	SHARED VOTING POWER: 5,572,63

7.	SOLE DISPOSITIVE POWER: 0

8.	SHARED DISPOSITIVE POWER: 5,572,637

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,572,637

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
	instructions): Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.6%*

12.	TYPE OF REPORTING PERSON (see instructions): IN

*See Disclosure in Item 4 of this Schedule 13G.


Item 1.

(a)	Name of Issuer

Largo Inc.

(b)	Address of Issuer?s Principal Executive Offices

55 University Avenue, Suite 1105
Toronto, Ontario M5J 2H7 Canada
Item 2.

(a)	Name of Person Filing

See cover pages Item 1. This statement is filed jointly on behalf of West Family Investments, Inc., a Delaware corporation (the "Adviser"), Gary West and Mary West (collectively, the "Reporting Persons") with respect to shares of common stock of the Issuer beneficially owned by them pursuant to Rule 13d-3 (the "Shares").

(b)	Address of the Principal Office or, if none, residence

The business address of each of the Reporting Persons is:

5800 Armada Drive, Suite 100
Carlsbad, California 92008

(c)	Citizenship

The Adviser is a corporation organized under the laws of the State of Delaware. The citizenship of each of Gary West and Mary West is the United States of America.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

0001400438

Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
	78c)
(d)	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C. 80a-8)
(e)	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)	An employee benefit plan or endowment fund in accordance with Section
	240.13d-1(b)(1)(ii)(F)
(g)	A parent holding company or control person in accordance with Section
	240.13d-1(b)(1)(ii)(G)
(h)	A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813)
(i)	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.  The Adviser:

(a)	Amount beneficially owned: 5,572,637*
(b)	Percent of class: 8.6%**
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,572,637*
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,572,637*

*The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom own more than 5% of the class of the Issuer's securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Adviser may be deemed to beneficially own all of the shares (constituting approximately 8.6% of the Issuer's shares of common stock outstanding).

The Shares represent 5,572,637 shares of common stock of the Issuer beneficially owned by the Reporting Persons.

**Based on 64,572,769 shares of common stock of the Issuer outstanding as of June 3, 2021, as reported in the Issuer's most recent Form F/10-A filed with the SEC on June 4, 2021. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

B.  Gary West:

(a)	Amount beneficially owned: 5,572,637***
(b)	Percent of class: 8.6%**
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,572,637***
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,572,637***

***Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 8.6% of the Issuer's shares of common stock outstanding).

The Shares represent 5,572,637 shares of common stock of the Issuer beneficially owned by the Reporting Persons.

C.  Mary West:

(a)	Amount beneficially owned: 5,572,637****
(b)	Percent of class: 8.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,572,637****
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,572,637****

****Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 8.6% of the Issuer's shares of common stock outstanding).

The Shares represent 5,572,637 shares of common stock of the Issuer beneficially owned by the Reporting Persons.

The Reporting Persons disclaim beneficial ownership of any of the Shares held by the direct owners thereof, and this statement shall not be deemed to be an admission that the Reporting Persons are the beneficial owners of the Shares for purposes of Section 13(d) or for any other purpose. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Shares are owned directly by West Investment Holdings LLC, a Delaware limited liability company and West CRT Heavy, LLC, a Delaware limited liability company (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owners. None of the Owners hold more than 5% of the outstanding shares of common stock of the Issuer as the date of this filing.

To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2022

West Family Investments, Inc.

By: /s/ Marc Harper

Name:  Marc Harper

Title:  Director and Treasurer


/s/ Gary West

/s/ Mary West


Exhibit 99.1 to Schedule 13G
Agreement of Reporting Persons

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the Act), West Family Investments, Inc., Mary West and
Gary West hereby agree to file jointly the statement on this Schedule 13G (this
Schedule 13G) to which this Agreement of Reporting Persons is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement of Reporting Persons shall be attached as an exhibit to the statement on this Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Each of Gary West and Mary West authorize West Family Investments, Inc. to execute this Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.


West Family Investments, Inc.

By: /s/ Marc Harper

Name:  Marc Harper

Title:  Director and Treasurer


/s/ Gary West

/s/ Mary West